

Mail Stop 3561

August 31, 2018

José Neves
Chief Executive Officer
Farfetch Limited
The Bower
211 Old Street
London EC1V 9NR, UK

> **Re: Farfetch Limited**
> **Registration Statement on Form F-1**
> **Filed August 20, 2018**
> **Correspondence submitted August 24, 2018**
> **File No. 333-226929**

Dear Mr. Neves:

We have reviewed your registration statement and correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Dilution, page 63

1. We note that you have disclosed as of June 30, 2018 the number of shares that existing shareholders own in the table on page 64 and that you have used this number of shares to calculate your pro forma net tangible book value per share prior to the offering. Please show us how you calculated this number of shares.

2. We note that you disclose the amount of dilution that would occur if the underwriters exercise their option to purchase additional Class A ordinary shares. We also note that this calculation appears to include a corresponding increase of shares offered in the

concurrent private placement. However, on page 13 you disclosed that Kadi Group will not purchase additional Class A ordinary shares in the event that the underwriters exercise their option to purchase additional shares. Please clarify for us the number of shares Kadi Group will purchase if the underwriters exercise their option to purchase additional Class A ordinary shares from you, if any.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Demand Generation Expense, page 82

3. Enhance your disclosure of expenditures to explain how "increased sophistication in consumer segmentation and more focus on costs at a channel-by-channel level" has resulted in gained efficiencies.

Principal and Selling Shareholders, page 135

4. Please revise to identify the natural persons who have or share beneficial ownership of the securities held by Advent Private Equity Fund IV, Farhold (Luxembourg) S.a.r.l., DST Global IV, L.P., and Advance Publications, Inc.

Correspondence submitted August 24, 2018

5. We note your response to comment 2, however, we are unable to agree with your determination that your LTV/CAC ratio will not be useful to investors in the future without knowing whether or how the efficiencies in your marketing capabilities evolve over time relative to your customer acquisition rates and, therefore, if the ratio will continue to be useful. Please re-assess the usefulness of this disclosure at the time such disclosure is expected to be provided in the future, rather than making this determination now.

6. We note your response to comment 3 and your proposed disclosure that you believe that the increase in popularity of (y)our app demonstrates the changing dynamics of consumers' shopping behavior and *that the increase in app use results in an increase in GMV*. In your previous response, dated August 2, 2018, you stated that you believe the changing dynamics of consumers' shopping behavior and the improved functionality of the app have led to the increase in the app's share of GMV, rather than app users being a driver of increased total GMV. You also stated you do not directly monitor the impact of app use as correlated with GMV growth. Please explain your basis for the statement that the increase in app use results in an increase in GMV. Please revise to clearly disclose what, if any, correlation exists.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 if you have questions regarding the comments.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products